Exhibit (d)(7)(ii)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING EQUITY TRUST

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)
	Class A	Class B	Class C	Class I	Class O	Class R	Class W

ING Real Estate Fund Initial Term for Classes A, B, C, I, and O Expires October 1, 2006 Initial Term for Class W Expires October 1, 2009 Initial Term for Class R Expires October 1, 2012	1.45%	2.20%	2.20%	1.00%	1.45%	1.70%	1.20%

/s/ HE

HE

Date Last Amended: August 4, 2011

*

This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.